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May 22, 2024	Deborah Bielicke Eades Shareholder +1 312 609 7661 deades@vedderprice.com

Via Edgar U.S. Securities and Exchange Commission Division of Investment Management 100 F Street NE Washington, DC 20549 Attn: Ms. Kim McManus

Re:	SP Funds 2030 Target Date Fund SP Funds 2040 Target Date Fund SP Funds 2050 Target Date Fund Registration Statement on Form N-1A File Nos. 333-274015 and 811-23893

Dear Ms. McManus:

On behalf of the registrant, SP Funds Trust (the “Registrant”), we are responding to the Staff’s comments regarding the Registrant’s Post-Effective Amendment No. 1 to the registration statement on Form N-1A (the “Registration Statement”). For convenience, the comments are restated below, with the response immediately following. Unless otherwise stated, each response is applicable to each of the Funds found in the Registration Statement. In addition, this filing reflects the completion of all missing information in the Registration Statement and the filing of all remaining exhibits.

PROSPECTUS

1.	Comment: For each Fund’s fee table, please (i) remove footnote 1 and (ii) include “Other Expenses” as a line item to the fee table. If a Fund expects zero “Other Expenses” as well, please revise the footnote to briefly explain the management fee structure.

Response: The management fee is a unitary fee. Accordingly, the Registrant does believe the line item “Other Expenses” is applicable. The Registrant has added a footnote describing the unitary fee structure.

2.	Comment: For each Fund’s fee table, please confirm that there are no fee reimbursement or recoupment arrangements.

Response: The management fee is a unitary fee. The Registrant confirms there are no additional fee waiver agreements.

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May 22, 2024

3.	Comment: For each Fund’s Principal Investment Strategies, please state if the Fund plans to invest principally in derivatives and, if so, add tailored disclosure.

Response: The Funds are each structured as fund-of-funds that invest in other investment companies. The Funds do not intend to invest in derivatives.

4.	Comment: For each Fund’s Principal Investment Strategies, please state if the Fund is a fund-of-funds. If so, please (i) confirm how the Fund will comply with Rule 12d1-4; (ii) if there are outside investments of greater than 25%, confirm you will disclose the name, main strategy and associated principal risks of the underlying fund(s); and (iii) confirm participation agreements have been filed between fund-of-funds and their acquired funds.

Response: The Registrant confirms that it will comply with Rule 12d1-4(b) with respect to investment in other investment companies and confirms that it will enter into a written agreement with each unaffiliated investment company to the extent required by Rule 12d1-4(b)(2)(iv) and will file such agreements when available. The Registrant has added disclosure with respect to underlying funds that may exceed 25% of the assets of a Fund.

5.	Comment: For each Fund’s Principal Investment Strategies, please identify who will determine that investments comply with Shariah investment guidelines.

Response: The Registrant has added disclosure to Item 9 reflecting the use of a third-party to certify Shariah compliance of affiliated underlying funds. This placement is consistent with disclosure in the prospectuses of affiliated underlying funds. Registrant notes that Shariah compliance occurs at the underlying fund level.

6.	Comment: For each Fund’s Principal Investment Strategies, please revise and clarify that these other “third-party funds” may not follow Shariah principles.

Response: The Registrant has added disclosure that certain unaffiliated funds may not comply with Shariah principles.

7.	Comment: Please expand each Fund’s glidepath and accompanying disclosure to explain how each Fund’s target allocation will change after the target date and over the course of the expected withdrawal period.

Response: The Registrant has added disclosure that the allocation at the Target Date will apply following the Target Date and through the withdrawal period.

8.	Comment: Please state if any of the Funds intend to concentrate their stock investments based on geography, industry and/or market capitalization. Please also make clear if a Fund will invest in depository shares, including ADRs, GDRs, EDRs and IDRs.

Response: Each Fund is a fund-of-funds and does not intend to invest directly in stocks or depositary receipts.

May 22, 2024

9.	Comment: Please identify the types of issuers of Sukuk. Please disclose if there are limits on maturity, duration, credit quality or geographic concentration for Sukuk investments. Please state if Sukuk will be U.S. dollar-denominated instruments.

Response: The Funds do not invest directly in Sukuk. The Registrant has added disclosure regarding the underlying Sukuk fund in which it initially expects to invest. See Response to Comment No. 4.

10.	Comment: For each Fund’s “Shariah-Compliant Investing Risk,” please revise to say that cash reserves do not earn interest.

Response: The Registrant has added the requested disclosure to this risk factor.

11.	Comment: In each Fund’s glide path discussion, statements that Sukuk investments represent “interest in underlying assets” may be confusing and imply a collateral interest. Please revise to clarify.

Response: The Registrant has revised the disclosure to state that Sukuk are certificates whose value is linked to the underlying assets or revenue streams.

12.	Comment: For each Fund’s “General Market Risk,” please revise to include reference to equity securities.

Response: The Registrant has added the requested disclosure.

13.	Comment: For each Fund’s “Retirement Income Risk,” please state that risk includes a risk of loss including loss near, at or after the target date.

Response: The Registrant has added the requested disclosure.

14.	Comment: For each Fund’s “Investing in ETFs Risk,” please expand to clarify that the cost of investing in a Fund will generally be higher than the cost of investing directly in the underlying ETF(s).

Response: The Registrant has added the requested disclosure.

15.	Comment: For each Fund’s “Emerging Markets Risk,” please provide the Funds’ definition of an emerging market country.

Response: The Funds do not invest directly in emerging market issuers. Each underlying Fund that invests in emerging market countries will define this term and the terms may vary. With respect to affiliated funds that invest in emerging markets as a principal strategy and define this term in their prospectus, this information has been added to the Item 9 summary of the policies of the underlying fund.

May 22, 2024

16.	Comment: For each Fund’s “Geographic Investment Risk,” please specify areas of geographic concentration, if known.

Response: The Funds do not directly invest directly in securities. The Funds have added disclosure that the certain underlying funds may have material exposure to the US, India and China as a result of their focus companies that follow Shariah principles.

17.	Comment: For each Fund’s “Sukuk Risk,” please expand to explain how Sukuk is subject to interest rate risk.

Response: The Registrant has revised the disclosure to state that Sukuk based on fixed rates are exposed to interest rate risk in the same manner as fixed-rate bonds.

18.	Comment: For “Shariah-Compliant Investing Risk,” please explain how often investments are screened to ensure Shariah compliance.

Response: The Registrant invests in other funds that comply with Shariah principles. The Registrant has added the requested disclosure with respect to affiliated underlying funds.

19.	Comment: Under “Additional Information About the Funds – Principal Investment Strategies,” please revise to specify what notice you will provide to shareholders if a Fund changes its investment objective.

Response: The Registrant has revised the disclosure to state that the Funds will provide at least 60 days’ notice.

20.	Comment: Under “Additional Information About the Funds – Investment Restrictions,” please note that the Fund and its advisor may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining if each Fund complies with its concentration policies. Please add a disclosure to clarify that each Fund will consider the investment of its underlying investment companies when determining compliance with its concentration policies.

Response: The Registrant has revised the disclosure to state that it will look through to the investment of underlying funds based on the last published holdings.

21.	Comment: Under “Additional Information About the Funds – Investment Restrictions,” please clarify that each Fund will look through a private activity municipal debt security, whose principal and interest payment are derived principally from the assets and revenues of a non-governmental entity, to determine the industry to which the investment should be allocated when determining whether they comply with their concentration policies.

Response: The Registrant does not intend to invest directly or indirectly in municipal securities. Registrant believes adding disclosure would be confusing.

May 22, 2024

If you have any questions regarding these responses, please contact the undersigned at (312) 609-7661.

Very truly yours, /s/ Deborah Bielicke Eades Deborah Bielicke Eades Shareholder